Exhibit 99.2

ATERIAN, INC.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED, AND COMBINED FINANCIAL INFORMATION

Unaudited Pro Forma Condensed, Consolidated, and Combined Financial Information as of and for the Three Months Ended March 31, 2021.

On February 3, 2021, Aterian, Inc. (the “Company”, “Aterian” or “ATER”), formerly known as Mohawk Group Holdings, Inc., filed with the Securities and Exchange Commission (the “SEC”) a Current Report on Form 8-K (the “Initial Form 8-K”) to report, among other things, Aterian’s acquisition (the “Acquisition”) on February 2, 2021 of certain assets (the “Healing Solutions Assets”) of Healing Solutions, LLC (the “Seller” or “Healing”) related to Seller’s retail and ecommerce business under the brands Healing Solutions, Tarvol, Sun Essential Oils and Artizen (among others), which is conducted through certain physical locations, virtual channels or websites, including amazon.com.

The following unaudited pro forma condensed, consolidated, and combined financial statements of ATER and Healing (the “pro forma financial statements”), which include an unaudited pro forma condensed, consolidated, and combined statement of income and loss for the three months ended March 31, 2021 (the “pro forma statement of income and loss”), have been prepared as if the Acquisition had occurred on January 1, 2021.

The pro forma financial information has been prepared by ATER in accordance with Article 11 of Regulation S-X, in accordance with SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The pro forma financial information reflects transaction related adjustments that management believes are necessary to present fairly ATER’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the period indicated. The transaction-related adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report ATER’s financial condition and results of operations as if the Acquisition was completed on the assumed dates.

The pro forma financial statements are for informational purposes only and are not intended to represent or to be indicative of the actual results of operations or financial position that the combined ATER and Healing would have reported had the Acquisition been completed as of the dates set forth in the pro forma financial statements and should not be taken as being indicative of ATER’s future consolidated results of operations or financial position.

The pro forma financial statements have been derived from, and should be read in conjunction with, the accompanying notes to the pro forma financial statements included herein and the historical consolidated financial statements and related notes of ATER as of and for the applicable periods, which can be found, along with the annual, quarterly and current reports of ATER, on the SEC’s website at http://www.sec.gov. The historical consolidated financial statements and related notes of Healing as of and for the applicable period were filed with the SEC on April 20, 2021 as an exhibit to Amendment No. 1 on Form 8-K/A, which amends the Initial Form 8-K.

ATERIAN, INC.

UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED, AND COMBINED STATEMENT OF INCOME AND LOSS

For the Three Months Ended March 31, 2021

	Three Months Ended March 31, 2021 (in thousands, except share and per share data)
	ATER	One-Month Ended January 31, 2021 Healing Solutions Assets(1)	Reclassification		Acquisition Adjustments		Financing Adjustments		Pro Forma Combined
NET REVENUE	$48,136	$4,600	$—		$—		$—		$52,736
COST OF GOODS SOLD	22,073	1,715	—		—		—		23,788

GROSS PROFIT	26,063	2,885	—		—		—		28,948

OPERATING EXPENSES:
Research and development	2,124	—	—		—		—		2,124
Sales and distribution	25,069	2,230	145	A	—		—		27,444
General and administrative	10,976	425	(145)	A	191	B	—		11,447
Change in fair value of contingent earn-out liabilities	15,645	—	—		—		—		15,645

TOTAL OPERATING EXPENSES:	53,814	2,655	—		191		—		56,660

OPERATING (LOSS) INCOME	(27,751)	230	—		(191)		—		(27,712)
INTEREST EXPENSE, NET:
Interest expense, net	4,420	—	—		—		477	D	4,897
CHANGE IN FAIR VALUE OF WARRANT LIABILITY	30,202	—	—		—		—		30,202
LOSS ON INITIAL ISSUANCE OF WARRANT	20,147	—	—		—		—		20,147
OTHER (INCOME) EXPENSE—net	33	—	—		—		—		33

(LOSS) INCOME BEFORE INCOME TAXES	(82,553)	230	—		(191)		(477)		(82,991)

PROVISION FOR INCOME TAXES	—	—	—		—	C	—		—

NET (LOSS) INCOME	$(82,553)	$230	$—		$(191)		$(477)		$(82,991)
Net (loss) income per share, basic and diluted	$(3.15)	$—	$—		$—		$—		$(3.01)

Weighted-average number of shares outstanding, basic and diluted	26,225,383	—	—		1,387,759	E	—		27,613,142

(1) Financial information derived from records provided by Healing Solutions Assets

See accompanying notes to unaudited pro forma condensed, consolidated, and combined financial information.

3

ATERIAN, INC.

NOTES TO UNAUDITED PRO FORMA CONDENSED, CONSOLIDATED, AND COMBINED FINANCIAL INFORMATION

Note 1—Basis of Presentation

The accompanying pro forma financial statements were prepared in accordance with Article 11 of Regulation S-X and present the pro forma statement of income and loss of ATER based upon the historical financial statements of ATER and Healing after giving effect to the Acquisition and are intended to reflect the impact of the Acquisition on ATER’s financial statements.

The pro forma financial information has been prepared by ATER in accordance with Article 11 of Regulation S-X, in accordance with SEC Final Rule Release No. 33-10786, Amendments to Financial Disclosures About Acquired and Disposed Businesses. The pro forma financial information reflects transaction related adjustments management believes are necessary to present fairly ATER’s pro forma results of operations and financial position following the closing of the Acquisition as of and for the period indicated. The transaction-related adjustments are based on currently available information and assumptions management believes are, under the circumstances and given the information available at this time, reasonable, and reflective of adjustments necessary to report ATER’s financial condition and results of operations as if the Acquisition was completed on the assumed dates.

The pro forma financial statements were prepared using the acquisition method of accounting with ATER considered the accounting acquirer of Healing. Under the acquisition method of accounting, the purchase price is allocated to the underlying tangible and intangible assets acquired and liabilities assumed based on their respective fair values at the acquisition date, with any excess purchase price allocated to goodwill. These preliminary estimates and assumptions are subject to change during the measurement period (up to one year from the acquisition date) as the Company finalizes the valuations of the tangible and intangible assets acquired and liabilities assumed from the Acquisition. These potential changes could be material.

Certain changes to line item descriptions, groupings, and other reclassifications were made to Healing’s financial statements to conform to ATER’s financial statement presentation and accounting policies. The reclassification adjustments related to the statement of income and loss of Healing (to conform to ATER’s presentation) include the reclassification of $0.1 million of “Selling and distribution expenses” from the “General and administrative expenses” line item.

At the time of preparing the pro forma financial statements, the Company is not aware of any other accounting policy differences requiring adjustment that would have a material impact. ATER’s management’s assessment of Healing’s accounting policies is ongoing, and, upon completion, further differences may be identified that could have a material impact on the pro forma financial statements.

Note 2—Purchase Price Allocation

On February 2, 2021 (the “Closing Date”), Aterian entered into and closed, an Asset Purchase Agreement with Healing, Jason R. Hope, and only for the purposes of certain sections thereof, Super Transcontinental Holdings LLC, a Delaware limited liability company (the “Asset Purchase Agreement”). Pursuant to the Asset Purchase Agreement, Aterian purchased and acquired certain of Healings assets related to its retail and ecommerce business under the brands Healing Solutions, Tarvol, Sun Essential Oils and Artizen (among others), which sells essential oils primarily through amazon.com (the “Asset Purchase”). As consideration for the Asset Purchase, Aterian (i) paid to the Seller $15.3 million in cash (the “Cash Purchase Price”), and (ii) issued 1,387,759 shares of common stock of the Company, par value $0.0001 per share (“Common Stock”), to the Seller, the cost basis of which was the closing price per share of the Common Stock on the Closing Date. At the closing of the Asset Purchase (the “Closing”), Aterian withheld $2.0 million of the Cash Purchase Price to serve as collateral for the Seller’s payment of certain overdue trade payables to be released to the Seller in accordance with the terms of the Asset Purchase Agreement. This amount was paid by Aterian within 60 days of closing.

In addition, Healing will also be entitled to receive 170,042 shares of Common Stock (up to a maximum of 280,000 shares pursuant to certain terms and valuation at the measurement date) in respect of certain inventory. Such shares will be issued to Healing following the final determination of inventory values pursuant to the terms of the Asset Purchase Agreement, which determination is expected to occur approximately nine to ten months following the Closing Date and such shares will be subject to vesting restrictions which will lapse on the date that is the one-year anniversary after the Closing Date.

Pursuant to the terms of the Asset Purchase Agreement, the Seller is required to use its commercially reasonable efforts to identify one or more suppliers (other than the Seller) of finished goods inventory of all SKUs that constitute assets acquired in the Asset Purchase (“New Suppliers”) and to initiate discussions with such New Suppliers for the purpose of negotiating new supply agreements between ATER or its affiliates, on the one hand, and the New Supplier, on the other hand, for the purchase of such SKUs following the Closing on terms acceptable to ATER in its sole discretion, acting reasonably. If, on or before the date that is 15 months after the Closing Date, an Earn-Out Consideration Event (as defined below) has occurred, then the Seller will be entitled to receive up to a maximum of 528,670 shares of Common Stock (the “Earn-Out Shares”), which number of shares is subject to reduction in accordance with the terms of the Asset Purchase Agreement based on the time period within which the Earn-Out Consideration Event occurs (if it occurs at all). An “Earn-Out Consideration Event” means the later to occur of (i) ATER having entered into supplier agreements with New Suppliers in respect of each SKU that constitutes an asset acquired in the Asset Purchase, and (ii) ATER having terminated each of the services provided to ATER under a transition services agreement that Truweo, LLC, a subsidiary of ATER, entered into with Healing as of the Closing Date, such that no services are being provided thereunder.

The aggregate maximum number of shares of Common Stock that are issuable to the Seller under the Asset Purchase Agreement (inclusive of the 1,387,759 shares of Common Stock issued at the Closing) is 2,196,429 shares.

The tables below sets forth the purchase consideration and the allocation to estimated fair value of the tangible and intangible net assets acquired (in thousands):

Amount allocated
(in thousands)
Cash purchase price	$15,280
1,387,759 shares of Common Stock issued at the Closing	39,454
Seller note for inventory	5,285
Estimated earnout liability	11,273

Total consideration to be paid	$71,292

Total
(in thousands)
Inventory	$8,215
Working Capital	202
Trademarks (10 year useful life)	22,900
Goodwill	39,975

Net assets acquired	$71,292

For the purposes of the preliminary purchase price allocation, the reported values of the assets acquired and liabilities assumed approximate their fair value, except for the intangible assets acquired. The Company’s preliminary valuation of the fair values of assets acquired and liabilities assumed is based on preliminary estimates and assumptions and is subject to change materially upon the finalized valuation. Goodwill is expected to be deductible for tax purposes. The goodwill is attributable to expected synergies resulting from integrating the Healing products into the Company’s existing sales channels.

The identifiable intangible assets acquired in the Acquisition consist of trademarks with estimated useful lives of 10 years. The fair values of these identifiable intangible assets is $22.9 million which was determined by the relief from royalty method. The final valuation may be materially different and may result in the identification of additional intangible assets as additional information becomes available and certain valuation analyses are completed.

Note 3—Financing Adjustments

Contemporaneously with the closing of the Acquisition, ATER entered into a Securities Purchase Agreement (the “Securities Purchase Agreement”) with an accredited investor (the “Investor”), pursuant to which, among other things, ATER issued and sold to the Investor, in a private placement transaction (the “Private Placement”), in exchange for the payment by the Investor of $14.0 million, less applicable expenses as set forth in the Securities Purchase Agreement, (i) a 0% coupon senior secured promissory note in an aggregate principal amount of $16.5 million (the “Note”) that would mature on February 1, 2023, and (ii) a warrant (the “Warrant”) to purchase up to an aggregate of 469,931 shares of Common Stock with an exercise price of $25.10 per share.

ATER utilized the Monte-Carlo Simulation model to determine the fair value of the Warrant. As of February 2, 2021, the fair value of the Warrant on issuance was estimated to be $7.7 million, which has been recorded as a debt discount against the Note.

The Warrant is classified as a liability on the consolidated balance sheet as the Warrant contains certain change of control provisions that would benefit the holder as it relates to the calculation of the value of the warrant under certain circumstances.

The Company incurred approximately $1.2 million in debt issuance costs which has been offset against the debt and will expense over the term of the Note.

The Note was recorded on the assumed first day of the Acquisition, January 1, 2020, as follows:

January 1, 2020
(in thousands)
The Note	$16,500
Less: deferred debt issuance costs	(1,192)
Less: discount associated with issuance of warrants	(7,740)
Less: discount associated with original issuance of loan	(2,475)
The Warrant	7,740

Total Note	12,833
Less-current portion	—

Term loan-non current portion	$12,833

During the three months ended March 31, 2021, the following amounts were recorded into interest expense on the pro forma statement of income and loss for the month ended January 31, 2021, which is the portion prior to the Acquisition:

March 31, 2021
(in thousands)
Deferred debt issuance costs	$1,192
Amortization included in interest (1 of 24 months - the term of the Note)	(50)

Remainder deferred debt issuance costs	$1,142

March 31, 2021
(in thousands)
Discount associated with issuance of warrants	$7,740
Amortization included in interest (1 of 24 months - the term of the Note)	(323)

Remainder discount associated with issuance of warrants	$7,417

March 31, 2021
(in thousands)
Discount associated with original issuance of loan	$2,500
Amortization included in interest (1 of 24 months from issuance)	(104)

Remainder discount associated with original issuance of loan	$2,396

Note 4—Pro Forma Adjustments—Statement of Income and Loss

The pro forma adjustments included in the pro forma statement of income and loss are as follows (in thousands):

A) Reclassifications as described in Note 1

B) General and administrative expenses were adjusted as follows:

March 31, 2021
(in thousands)
Amortization of intangibles (See Note 2)	$191

Total impacts to General and administrative expenses	$191

C) No tax provision was recorded as part of this pro forma statement of income and loss as Aterian has a full valuation allowance related to its income tax position. Such a pro forma adjustment would not be realized and thus would not impact pro forma results.

D) Interest expense was adjusted as described in Note 3.

E) Basic and weighted average shares from common share consideration issued as described in Note 2.